Filed pursuant to Rule 253(g)(2)

File No. 024-11158

SUPPLEMENT DATED JUNE 24, 2020

TO OFFERING CIRCULAR DATED MARCH 31, 2020

HYLETE, INC.

This document supplements, and should be read in conjunction with, the Offering Circular (the “Offering Circular”) dated March 31, 2020 of HYLETE, Inc. (the “Company”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The Offering Circular is available HERE, as supplemented HERE.

The purpose of this supplement is to

•	Announce a new, limited-time investor perk to be offered to investors in the Company.

Investor Perks – New Limited-Time Perk for Investors

As described in the Offering Circular in the subsection entitled “Investor Perks”, all investors in the offering will receive a special investor customer account on www.hylete.com once they have fully completed their investment and once it has been accepted by the Company. Investor accounts receive 50% off the retail value of regular priced apparel, footwear and gear on www.hylete.com when utilizing their investor account. All clearance items will include an additional 10% markdown for investor accounts. Investors will receive free ground shipping on all orders placed utilizing their HYLETE investor account. Free ground shipping is valid in the contiguous United States only. HYLETE investor accounts are also eligible for exclusive investor pricing on all pre-orders of HYLETE products and exclusive offers at HYLETE.com. In addition, Investors receive one (1) HYLETE point for every dollar invested, where 20 HYLETE points equals a one dollar discount on HYLETE.com. HYLETE reserves the right to change the terms and conditions of Investor Perks at any time.

Commencing June 25, 2020 at 6:00am EST, the Company will be offering a new, limited-time perk for investors in the offering. Instead of one (1) HYLETE point for every dollar invested, investors will receive three (3) HYLETE points for every dollar invested – a 3x increase in HYLETE point rewards for investors. This limited-time perk is only available for 30 days, and will end on July 25, 2020 at 11:59pm EST. This perk will not be applied retroactively to investments previously made in the Company. Upon the conclusion of this 30 day period, HYLETE point rewards for investments will revert to one (1) HYLETE point for every dollar invested.